Exhibit 4.5

SECURED PROMISSORY NOTE

$ 27,317,960.00	San Jose, California

November 23, 2011

FOR VALUE RECEIVED, Intermolecular, Inc., a Delaware corporation (“Maker”), promises to pay to Symyx Technologies, Inc., a Delaware corporation (together with its successors and assigns, “Payee”), the principal sum of Twenty-Seven Million Three Hundred Seventeen Thousand Nine Hundred Sixty ($27,317,960.00), together with interest as provided in this promissory note (this “Note”, and such outstanding principal amount, the “Loan”), as follows:

1.             This Note constitutes the “secured promissory note” required to be provided by Maker to Payee pursuant to Section 2.1(c) of that certain Asset Purchase Agreement between Maker and Payee, dated as of July 28, 2011 (the “Asset Purchase Agreement”).  Terms used but not defined in this Note shall have the meaning given to them in the Asset Purchase Agreement.

2.             Security.

2.1          Grant.  Maker, for valuable consideration, the receipt of which is acknowledged, hereby grants to Payee, a first-priority security interest in and lien on all of the property described on Exhibit A hereto (the “Collateral”) now owned or at any time hereafter acquired by Maker or in which Maker now has or at any time in the future may acquire any right, title or interest.

2.2          Maker Remains Liable.  Anything herein to the contrary notwithstanding, (i) Maker shall remain liable under any Contracts included in the Collateral, to the extent set forth therein, to perform all of its duties and obligations thereunder to the same extent as if this Note had not been executed, and (ii) Payee shall not have any obligation or liability under any Contracts included in the Collateral by reason of this Note, nor shall Payee be obligated to perform any of the obligations or duties of Maker thereunder or to take any action to collect or enforce any such Contract included in the Collateral hereunder, in each case until such time as Payee exercises remedies with respect to such Collateral.

2.3          Continuing Security Interest.  Maker agrees that this Note shall create a continuing first-priority security interest in the Collateral which shall remain in effect until payment in full of all of the Obligations.

3.             Obligations Secured.  The security interest granted hereby secures the full and timely payment of all Obligations.

4.             Interest.  Maker shall pay interest on the amount of the Loan outstanding at an annual rate (the “Interest Rate”) equal to 4%.  Payments on this Note will be payable at the end of each of Maker’s fiscal quarters (“Fiscal Quarter”) in an amount equal to the greater of (a) $500,000 for such Fiscal Quarter constituting (i) accrued but unpaid interest and, (ii) after all such interest is paid in full, any outstanding principal on the Loan, or (b) the amount of interest accrued but unpaid during such Fiscal Quarter.  All remaining accrued but unpaid interest and outstanding principal on this Note shall be due and payable on the Maturity Date.  Interest shall be calculated based upon a 365/6 day year.  The Interest Rate shall apply both before and after Payee obtains any judgment on this Note.

5.             Maturity and Acceleration.  Maker shall repay the entire unpaid principal balance of this Note, together with all accrued and unpaid interest at the Interest Rate to the date of payment and all reasonable costs of collection (collectively, the “Obligations”), upon the earliest to occur of (such date, the “Maturity Date”): (i) the second annual anniversary of the Closing Date or (ii) upon acceleration by Payee pursuant to Section 12 herein after the occurrence and continuance of an Event of Default.

6.             Prepayment.  Maker may prepay this Note at any time, in whole or in part, without notice, penalty, or premium.  Any partial payment will be applied to first to the payment of interest and thereafter to the outstanding principal amount of this Note.

7.             Mandatory Prepayment.  Maker shall prepay (the “Mandatory Prepay”) this Note in whole within 10 business days of any sale of Common Stock by Maker or any Investor (as such term is defined in the Investor Rights Agreement) following the IPO pursuant to an effective registration statement filed with the SEC under the Securities Act of 1933, as amended; provided that no Mandatory Prepay shall be required if such sale is of (a) any Common Stock issued in connection with the exercise of the underwriters’ overallotment option in the IPO, (b) Common Stock or options, warrants or rights to purchase Common Stock (“Convertible Securities”) issued to employees, consultants, officers, directors, or other service providers pursuant to any stock plans or other arrangements, (c) Common Stock or Convertible Securities issued to lenders, lessors, strategic partners, customers, vendors or the like in non-equity capital raising transactions, (d) Common Stock or Convertible Securities issued pursuant to any currently existing or outstanding rights or agreements, including, without limitation, convertible securities, options and warrants, (e) Common Stock or Convertible Securities issued in connection with any stock split, stock dividend or recapitalization by Maker, (f) Common Stock or Convertible Securities issued pursuant to the acquisition of another entity by Maker by merger, purchase of substantially all of the assets or shares or other reorganization whereby Maker will own not less than a majority of the voting power of the surviving or successor corporation or (g) any right, option, or warrant to acquire any Common Stock or security convertible into Common Stock listed in (a) through (f) above.

8.             Payments.  Maker shall pay all Obligations in lawful money of the United States in immediately available funds, free and clear of, and without deduction or offset for, any present or future taxes, levies, imposts, charges, withholdings, or liabilities with respect thereto; or any other defenses, offsets, set-offs, claims, counterclaims, credits, or deductions of any kind.  Maker’s obligations under this Note are completely independent of all circumstances whatsoever other than as expressly described in this Note.

9.             Usury Savings.  Nothing in this Note shall require Maker to pay or permit Payee to collect from Maker interest exceeding the maximum amount permitted by Applicable Law in commercial loan transactions between parties of the character of the parties to this Note.  Maker shall not be obligated to pay any interest in excess of such maximum amount.  The interest payable under this Note by Maker shall in no event exceed such maximum amount permitted by Applicable Law.

10.          Representations and Warranties.  As of the date of this Note, Maker hereby represents and warrants to Payee that (a) Maker is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (b) Maker has all requisite corporate power and authority to issue this Note and perform its obligations hereunder, (c) this Note is the legal, valid and binding obligation of Maker, enforceable against it in accordance with its terms, (d) neither the execution and delivery of this Note nor compliance with or fulfillment of its terms, will conflict with, result in a breach of the terms, conditions or provisions of, or constitute a default or an event creating rights of acceleration, termination or cancellation or a loss of rights under, or result in the creation or imposition of any lien, encumbrance or similar restriction, under (i) the governing documents of Maker or (ii) any material contract to which Maker is a party, (e) except for the security interest granted to Payee pursuant to this Note and statutory Liens for Taxes, assessments or other statutory or governmental charges yet due and payable or Liens that, in the aggregate, do not have a material adverse effect on the Collateral, Maker is the sole legal and equitable owner of each item of the Collateral in which it purports to grant a security interest hereunder, and (f) except for any security agreement, financing statement, equivalent security or lien instrument or continuation statement in favor of Payee pursuant to this Note, no effective security agreement, financing statement, equivalent security or lien instrument or continuation statement covering all or any part of the Collateral exists.

11.          Event of Default.  Maker will be deemed to be in default under this Note upon the occurrence of any of the following events (each an “Event of Default”): (a) immediately, upon the filing by Maker of any voluntary petition in bankruptcy or any petition for relief under the federal bankruptcy code or any other state or federal law for the relief of debtors, (b) within 45 days unless such event has been cured, upon the filing against Maker of any involuntary petition in bankruptcy or any petition for relief under the federal bankruptcy code or any other state or federal law for the relief of debtors, (c) immediately, upon the execution by Maker of an assignment for the benefit of creditors, (d) within 60 days unless such appointment has been dismissed, upon the appointment of a receiver, custodian, trustee or similar party to take possession of Maker’s assets or property, (e) within 30 days, unless cured, of any material breach, default or violation under this Note (other than a failure to pay any Obligations when due pursuant to this Section 11), and (f) within ten days, unless cured, of a failure to pay any Obligations when due hereunder.

12.          Rights and Remedies on Event of Default.

12.1        During the continuance of an Event of Default, Payee shall have the right to declare all Obligations to be immediately due and payable and Payee may exercise any and all rights and remedies hereunder or under Applicable Law.  Without limiting the generality of the foregoing, Payee shall have the right to sell or otherwise dispose of all or any part of the Collateral, either at public or private sale, in lots or in bulk, for cash or for credit, with or without warranties or representations, and upon such terms and conditions, all as Payee, in its reasonable discretion, may deem advisable, and Payee shall have the right to purchase at any such sale.  Maker agrees that a notice sent at least ten days before the time of any intended public sale or of the time after which any private sale or other disposition of the Collateral is to be made shall be reasonable notice of such sale or other disposition.  The proceeds of any such sale, or other Collateral disposition, shall be applied: first, to the expenses of retaking, holding, storing, processing and preparing for sale, selling, and the like; second, to Payee in satisfaction of the then unpaid Obligations; and third, to Maker or as otherwise required by Applicable Law.  “UCC” means the Uniform Commercial Code, as the same may, from time to time, be enacted and in effect in the State of California; provided, that, to the extent that the “UCC” is used to define any term herein and such term is defined differently in different Articles or Divisions of the UCC, the definition of such term contained in Article or Division 9 shall govern; provided further, that in the event that, by reason of mandatory provisions of Applicable Law, any or all of the attachment, perfection, or priority of, or remedies with respect to, Payee’s lien on any Collateral is governed by the Uniform Commercial Code in effect in a jurisdiction other than the State of California, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes on the provisions thereof relating to such attachment, perfection, priority, or remedies and for purposes of definitions relating to such provisions.  The rights and remedies with respect to Maker and the Collateral, whether established hereby or by any Contracts or by Applicable law, shall be cumulative and may be exercised singly or concurrently, and are not exclusive of any other rights or remedies provided under any other Contract to which Maker is a party or by which it or any of the Collateral is bound or by law or equity.

12.2        Maker will upon request promptly execute and deliver all further instruments and documents, and take all further action that Payee may reasonably request in order to perfect, protect and maintain the priority of the security interest granted by this Note and to enable Payee to exercise and enforce its rights and remedies under this Note.

12.3        Maker hereby waives (a) the right to require Payee to proceed against any other Person or against any other collateral it may hold, (b) presentment, protest and notice of protest, demand and notice of nonpayment, demand of performance, notice of sale, and advertisement of sale, (c) following an Event of Default that is continuing, any right to the benefit of or to direct the application of any of the Collateral until the obligations of Maker shall have been paid in full, and (d) any defenses which may arise by reason of, or be based on, lack of diligence in collection.

12.4        Any sale, whether under any power of sale hereby given or by virtue of judicial proceedings, shall operate to divest all of Maker’s right, title, interest, claim and demand whatsoever, either at law or in equity, in and to the Collateral sold, and shall be a perpetual bar, both at law and in equity, against Maker, its successors and assigns, and against all Persons claiming the Collateral sold or any part thereof under, by or through Maker, its successors or assigns.

12.5        To the extent permitted by law, Maker appoints Payee, and any trustee, authorized agent or designee of Payee, with full power of substitution, as Maker’s true and lawful attorney-in-fact, effective as of the date hereof, with power, upon Payee’s election, in its own name or in the name of Maker, during the continuance of an Event of Default, (a) to endorse any notes, checks, drafts, money orders, or other instruments of payment in respect of the Collateral that may come into Payee’s possession, (b) to sign and endorse any drafts against

Maker, assignments, verifications and notices in connection with accounts, and other documents relating to Collateral, (c) to pay or discharge taxes or liens at any time levied or placed on or threatened against the Collateral, (d) to demand, collect, issue receipt for, compromise, settle and sue for monies due in respect of the Collateral, (e) to notify Persons obligated with respect to the Collateral to make payments directly to Payee, and (f) generally, to do at any time, or from time to time, all acts and things that Payee deems reasonably necessary to protect, preserve and realize upon the Collateral and Payee’s security interest therein to effect the intent of this Note, all as fully and effectually as Maker might or could do; and Maker hereby ratifies all that said attorney shall lawfully do or cause to be done by virtue hereof.  This power of attorney shall be irrevocable as long as any of the Obligations are outstanding.

12.6        All of Maker’s rights and remedies with respect to the Collateral, whether established hereby or by any other Contracts or by Applicable Law shall be cumulative and may be exercised singly or concurrently.

12.7        Maker covenants and agrees with Payee that from and after the date of this Note and until all Obligations have been performed and paid in full Maker shall not (a) sell, lease, transfer or otherwise dispose of any of the Collateral, or attempt or contract to do so, other than in the ordinary course of business consistent with past practice or (b) directly or indirectly, create, permit or suffer to exist, and shall defend the Collateral against and take such other action as is necessary to remove, any Lien on the Collateral, except statutory Liens for Taxes, assessments or other statutory or governmental charges not yet due and payable or Liens that, in the aggregate, do not have a material adverse effect on the Collateral.

13.          Renewals; Extensions; Amendment.  Maker and any endorsers and guarantors of this Note, and all others who are or may become liable for all or any part of the Loan, consent to any number of renewals or extensions of time for payment of this Note.  Any such renewals or extensions shall not affect their liability.  This Note may only be amended in writing, signed by Maker and Payee.

14.          All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given, (a) if delivered in person or by courier, (b) if sent by nationally recognized overnight delivery service, (c) if mailed by certified or registered mail, postage prepaid, return receipt requested, or (d) if transmitted by facsimile with receipt confirmed, as follows:

If to Payee:	Symyx Technologies, Inc.
c/o Accelrys, Inc.
10188 Telesis Court, Suite 100
San Diego, CA 92121
Attention: General Counsel
Telephone: (858) 799-5000
Facsimile: (858) 799-5107

with a copy (which shall not constitute notice) to:

Paul Hastings LLP 4747 Executive Drive, 12th Floor San Diego, CA 92121 Attention: Scott Oross Telephone: (858) 458-3000 Facsimile: (858) 458-3005

If to Maker:	Intermolecular, Inc.
3011 N. First Street San Jose, CA 95134 Attention: Vice President, Legal Affairs Telephone: (408) 582-5700 Facsimile: (408) 582-5401

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 Attention: Patrick Pohlen Telephone: (650) 328-4600 Facsimile: (650) 463-2600

or to such other address as the party to be notified shall have furnished to the other party in writing.  Any notice given in accordance with the foregoing shall be deemed to have been given, (i) when delivered in person, or by courier, (ii) one Business Day after sending by nationally recognized overnight delivery service, (iii) when transmitted by facsimile with receipt confirmed, or (iv) three Business Days following the date on which it shall have been mailed by certified or registered mail, postage prepaid, return receipt requested.

15.          Waivers.  Maker and any endorsers and guarantors of this Note, and all others who may become liable for all or any part of the obligations evidenced by this Note, severally waive presentment for payment, protest, notice of protest, dishonor, notice of dishonor, demand, notice of non-payment, and the benefit of all statutes, ordinances, judicial rulings, and other legal principles of any kind, now or hereafter enacted or in force, affording any right of cure or any right to a stay of execution or extension of time for payment or exempting any property of such Person from levy and sale upon execution of any judgment obtained by the holder in respect of this Note.  THE PARTIES WAIVE JURY TRIAL IN ANY ACTION TO ENFORCE OR INTERPRET, OR OTHERWISE ARISING FROM THIS NOTE.

16.          GOVERNING LAW.  THIS NOTE SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF CALIFORNIA WITHOUT REFERENCE TO CONFLICTS OF LAW PRINCIPLES THEREOF.

17.          Severability.  If any provision of this Note is invalid or unenforceable, then the other provisions shall remain in full force and effect.

IN WITNESS WHEREOF, Maker by its duly authorized officer has executed this Promissory Note this 23rd day of November, 2011.

INTERMOLECULAR, INC.

By:	/s/ David E. Lazovsky
Name: David E. Lazovsky
Title: President and Chief Executive Officer

INTERMOLECULAR, INC.

SECURED PROMISSORY NOTE

EXHIBIT A

DESCRIPTION OF COLLATERAL

All tangible personal property of Maker, whether presently existing or hereafter created, written, produced or acquired, including, but not limited to:

(i)            All goods, Accounts, Equipment, Inventory, contract rights or rights to payment of money, leases, license agreements, franchise agreements, commercial tort claims, documents, instruments (including any promissory notes), chattel paper (whether tangible or electronic), cash, deposit accounts, fixtures, letters of credit rights (whether or not the letter of credit is evidenced by a writing), securities, and all other investment property, supporting obligations, and financial assets, whether now owned or hereafter acquired, wherever located; and

(ii)           all Maker’s Books relating to the foregoing, and any and all claims, rights and interests in any of the above and all substitutions for, additions, attachments, accessories, accessions and improvements to and replacements, products, proceeds and insurance proceeds of any or all of the foregoing.

(iii)          Notwithstanding clauses (i) and (ii) of this Exhibit A, the Collateral does not include any of the following, whether now owned or hereafter acquired: (a) more than 65% of the presently existing and hereafter arising issued and outstanding shares of capital stock owned by Maker of any foreign subsidiary which shares entitle the holder thereof to vote for directors or any other matter, (b) property that is nonassignable by its terms without the consent of the licensor thereof or another party (but only to the extent such prohibition on transfer is enforceable under applicable law, including, without limitation, Sections 9406 and 9408 of the UCC), (c) property that the granting of a security interest therein is contrary to applicable law, provided that upon the cessation of any such restriction or prohibition, such property shall automatically become part of the Collateral, (d) General Intangibles, including, without limitation, any intellectual property such as any copyright rights, copyright applications, copyright registrations and like protections in each work of authorship and derivative work, whether published or unpublished, any patents, patent applications and like protections, including improvements, divisions, continuations, renewals, reissues, extensions, and continuations-in-part of the same, trademarks, service marks and, to the extent permitted under applicable law, any applications therefor, whether registered or not, and the goodwill of the business of Maker connected with and symbolized thereby, know-how, operating manuals, trade secret rights, rights to unpatented inventions, and any claims for damage by way of any past, present, or future infringement of any of the foregoing; or (e) Accounts, license and royalty fees and other revenues, proceeds, or income arising out of or relating to any of the foregoing in clause (iii) of this Exhibit A.

Terms used in this Exhibit A but not defined shall have the meaning given to such terms in the UCC.